

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 28, 2017

John A. Balli
President and Chief Executive Officer
Kinderhook Bank Corp.
1 Hudson Street
Kinderhook, NY 12106

> **Re:** **Kinderhook Bank Corp.**
> **Offering Statement on Form 1-A**
> **Filed June 1, 2017**
> **File No. 024-10705**

Dear Mr. Balli:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II – Information Required in Offering Circular

Cover Page of Offering Circular

1.   Please disclose the total amount of consideration to be received by the Patriot shareholders if the merger is completed. Also disclose the closing prices of Kinderhook common stock and Patriot common stock on March 13, 2017, the last trading day before the merger was announced, and as of a latest practicable date.

KBC's Reasons of the Merger, page 42

2.   We note your reference in the penultimate paragraph on page 42 to a section entitled "Opinion of KBC's Financial Advisor." However, we are unable to locate this section. Please revise accordingly. Also, please include a copy of the referenced opinion as an appendix to the offering circular.

Opinion of Patriot's Financial Advisor, page 43

3.   At the top of page 46, you state that the inclusion of the financial projection information should not be deemed an admission or representation by Patriot or Kinderhook that it is viewed as material information of Patriot. Similarly, at the end of the same paragraph you state that the financial projections are "not being included to influence your decision whether to vote" for the merger transaction and are being provided "solely" because they were made available to other parties in connection with the merger. These statements unduly limit a shareholder's reliance on the offering circular disclosures.   Please remove or revise as appropriate.

Pro Forma Financial Statements, page 71

4.   Please revise to provide an interim period pro forma statement of operations for the period ended March 31, 2017 as required by Rule 8-05 of Regulation S-X.

5.   Please revise to present the historical basic and diluted per share data on continuing operations as well as the pro forma basic and diluted per share data on the face of the pro forma statement of operations. Please also present the number of shares used to compute the per share data.

6.   Please revise to include a pro forma note of the allocation of the purchase price.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3552 with any other questions.

Sincerely,

/s/ David Lin

David Lin
Staff Attorney
Office of Financial Services

cc: Jennifer L. DiBella, Esq.